FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2003,

PERMANENT FINANCING (NO. 2) PLC

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

(Address of principal executive offices)

PERMANENT FUNDING (NO. 1) LIMITED

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard, London EC2V 5AE, United Kingdom

(Address of principal executive offices)

PERMANENT MORTGAGES TRUSTEE LIMITED

(Translation of registrant’s name into English)

47 Esplanade, St. Helier, Jersey JE1 0BD, Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

The trustee report being filed with this amended 6-K was previously filed incorrectly under a different filing entity.

Permanent Mortgages Trustees Limited	Quarter	6/10/2003	to	9/10/2003
Monthly Report	August 2003

Date of Report	9/1/2003

Mortgages

Number of Mortgages in Pool	313,001

Current Principal Balance	£16,593,715,593
Opening Trust Assets	£100
Total	£16,593,715,693

Notes Outstanding	£7,730,976,579
Funding Share	£7,695,643,291
Cash Accumulation Balance	£35,333,288	(To repay Permanent 1 Series 1 Class B & C Notes on 10th September 2003)
Funding Share Percentage	46.58979%
Seller Share	£8,898,072,301
Seller Share Percentage	53.41021%

Minimum Seller Share (Amount)	£829,685,780
Minimum Seller Share (% of Total)	5.00000%

Arrears Analysis of non repossessed Mortgages	Number	Principal	Arrears	% by Principal
Less than 1 month	309,614	£16,404,686,704.27	£700,191.17	98.86%
1 - < 2 months	2,630	£150,865,596.91	£984,059.48	0.91%
2 - < 3 months	415	£21,536,958.05	£305,403.33	0.13%
3 - < 6 months	281	£13,682,473.51	£315,467.07	0.08%
6 - < 12 months	57	£2,702,900.99	£111,008.47	0.02%
12 months +	4	£240,959.07	£16,180.74	0.00%
Total	313,001	£16,593,715,592.80	£2,432,310.26	100.00%

Properties in Possession	Number	Balance	Amount in Arrears
Total	1	£20,783.91	£1,172.64

Properties in Possession (this month)
Number Brought Forward	1
Repossessed	0
Sold	0
Number Carried Forward	1

Average Time from Possesion to Sale in days	0
Average Arrears at Sale	0

MIG Claims submitted	0
MIG Claims Outstanding	0

Average Time from Claim to Payment in days	0

Note : The arrears analysis and repossession information is as at the end of the report month

Substitution	Number	Principal
Substituted this period (this month)	0	£—
Substituted to date (since 6/14/2002)*	58,696	£3,369,455,535.19

* On 6th March 2003, Permanent 2 closed. The Permanent Trust was topped-up by 186,140 accounts (to value: £19,030,551,059.95).  These are not included above.

CPR Analysis	Monthly	Annualised
(includes redemptions and repurchases)
Current 1 Month CPR Rate	3.70%	36.40%
Previous 3 Month CPR Rate	3.72%	36.59%
Previous 12 Month CPR Rate	3.97%	38.52%

Note: The annualised CPRs are expressed as a percentage of the outstanding balance at the beginning of the report month.

Weighted Average Seasoning in Months (by value)	43.27
Average Loan Size	£53,014.90
Weighted Average Current HPI LTV (by value)	43.91%
Weighted Average Current LTV (by value)	67.68%

Yield Net of Funding Swap over 3 Month Sterling LIBOR

Current Month	0.781%

Excess Spread

Current Month	0.502%
July 2003	0.580%	(0.610% quoted last month was a miscalculation)
June 2003	0.498%

Product Breakdown

Fixed Rate%	26.78%
Tracker Rate%	38.69%
Other Variable Rate%	34.54%

LTV Levels Breakdown *	Number	Value	% of Total
0 - 30%	44,903	£982,142,171.76	5.92%
30 - 35%	11,482	£443,659,029.70	2.67%
35 - 40%	12,850	£561,166,627.26	3.38%
40 - 45%	14,110	£665,293,704.50	4.01%
45 - 50%	15,436	£799,768,391.93	4.82%
50 - 55%	16,746	£930,736,906.74	5.61%
55 - 60%	18,082	£1,083,421,562.34	6.53%
60 - 65%	18,388	£1,150,229,887.85	6.93%
65 - 70%	20,612	£1,349,870,984.20	8.13%
70 - 75%	22,986	£1,594,723,215.34	9.61%
75 - 80%	19,968	£1,266,012,948.99	7.63%
80 - 85%	26,299	£1,645,748,844.60	9.92%
85 - 90%	29,884	£1,866,644,668.57	11.25%
90 - 95%	26,405	£1,469,476,998.61	8.86%
95 - 100%	14,595	£773,405,691.06	4.66%
100% +	255	£11,413,959.34	0.07%
Totals	313,001	£16,593,715,592.80	100.00%

* Using Latest Valuation

HPI LTV Levels Breakdown **	Number	Value	% of Total
0 - 30%	96,268	£3,196,438,232.45	19.26%
30 - 35%	26,505	£1,423,246,518.24	8.58%
35 - 40%	30,602	£1,767,452,337.96	10.65%
40 - 45%	33,588	£2,031,936,485.76	12.25%
45 - 50%	33,600	£2,034,139,184.20	12.26%
50 - 55%	32,546	£1,977,990,924.52	11.92%
55 - 60%	28,842	£1,798,883,687.28	10.84%
60 - 65%	16,774	£1,148,582,770.29	6.92%
65 - 70%	8,592	£683,691,741.99	4.12%
70 - 75%	3,217	£298,806,106.49	1.80%
75 - 80%	1,319	£122,953,182.92	0.74%
80 - 85%	622	£57,861,918.13	0.35%
85 - 90%	372	£36,979,303.77	0.22%
90 - 95%	115	£11,838,536.96	0.07%
95 - 100%	37	£2,812,864.64	0.02%
100% +	2	£101,797.19	0.00%
Totals	313,001	£16,593,715,592.80	100.00%

** Using Latest Valuation Adjusted for changes in the HPI index

Current HVR1 Rate	5.50%
Effective Date of Change	8/1/2003
Current HVR2 Rate	4.75%
Effective Date of Change	8/1/2003

Notes	Deal	Rating (Moody’s/S&P/Fitch)	Outstanding	Reference Rate	Margin
Series 1 Class A	Permanent Financing No.1	P-1 / A-1+ / F1+	$—	N/A	N/A
Series 1 Class A	Permanent Financing No.2	P-1 / A-1+ / F1+	$1,000,000,000.00	1.11000%	—0.040%
Series 1 Class B	Permanent Financing No.1	Aa3 / AA / AA	$26,000,000.00	1.20688%	0.270%
Series 1 Class B	Permanent Financing No.2	Aa3 / AA / AA	$34,000,000.00	1.20688%	0.230%
Series 1 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	$26,000,000.00	1.20688%	1.050%
Series 1 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	$34,000,000.00	1.20688%	1.250%
Series 2 Class A	Permanent Financing No.1	Aaa / AAA / AAA	$750,000,000.00		4.200%
Series 2 Class A	Permanent Financing No.2	Aaa / AAA / AAA	$1,750,000,000.00	1.20688%	0.150%
Series 2 Class B	Permanent Financing No.1	Aa3 / AA / AA	$26,000,000.00	1.20688%	0.280%
Series 2 Class B	Permanent Financing No.2	Aa3 / AA / AA	$61,000,000.00	1.20688%	0.330%
Series 2 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	$26,000,000.00	1.20688%	1.180%
Series 2 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	$61,000,000.00	1.20688%	1.450%
Series 3 Class A	Permanent Financing No.1	Aaa / AAA / AAA	$1,100,000,000.00	1.20688%	0.125%
Series 3 Class A	Permanent Financing No.2	Aaa / AAA / AAA	€1,250,000,000.00	2.14700%	0.230%
Series 3 Class B	Permanent Financing No.1	Aa3 / AA / AA	$38,500,000.00	1.20688%	0.300%
Series 3 Class B	Permanent Financing No.2	Aa3 / AA / AA	€43,500,000.00	2.14700%	0.430%
Series 3 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	$38,500,000.00	1.20688%	1.200%
Series 3 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	€43,500,000.00	2.14700%	1.450%
Series 4 Class A1	Permanent Financing No.1	Aaa / AAA / AAA	€750,000,000.00		5.100%
Series 4 Class A	Permanent Financing No.2	Aaa / AAA / AAA	$1,750,000,000.00	1.20688%	0.220%
Series 4 Class A2	Permanent Financing No.1	Aaa / AAA / AAA	£1,000,000,000.00	3.66688%	0.180%
Series 4 Class B	Permanent Financing No.1	Aa3 / AA / AA	£52,000,000.00	3.66688%	0.300%
Series 4 Class B	Permanent Financing No.2	Aa3 / AA / AA	€56,500,000.00	2.14700%	0.450%
Series 4 Class C	Permanent Financing No.1	Baa2 / BBB / BBB	£52,000,000.00	3.66688%	1.200%
Series 4 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	€56,500,000.00	2.14700%	1.450%
Series 5 Class A	Permanent Financing No.2	Aaa / AAA / AAA	£750,000,000.00	3.66688%	0.250%
Series 5 Class B	Permanent Financing No.2	Aa3 / AA / AA	£26,000,000.00	3.66688%	0.450%
Series 5 Class C	Permanent Financing No.2	Baa2 / BBB / BBB	£26,000,000.00	3.66688%	1.450%

Funding level Reserve Fund requirement	£161,000,000.00
Balance brought forward	£131,841,617.29
Drawings this period	£—
Top-up this period*	£—
Current Balance	£131,841,617.29

Liquidity Facility Original Amount	£107,500,000.00
Balance brought forward	£107,500,000.00
Drawings this period	£—
Liquidity Repaid this period	£—
Closing balance for period	£107,500,000.00

*Top-ups, only occur at the end of each quarter.

Trigger Events:

Non-asset trigger events:

If the Seller suffers an Insolvency Event.

If the role of the Seller as Servicer is terminated and a new servicer is not appointed within 60 days.

If the current Seller’s Share at any time is equal to or less than the Minimum Seller Share.

If the outstanding principal balance of the trust property is less than £15.75bn to December 2007.

Asset trigger events:

If there has been a debit to the AAA Principal Deficiency Sub-Ledger.

No Trigger Events have Occurred

Funding Seller Share Ledger

Month	Pool Balance	Funding Share	Seller Share	Funding	Seller
June 2003	£17,010,252,289.98	£7,695,643,291.44	£9,314,608,998.54	45.24121%	54.75879%
July 2003	£18,164,556,097.76	£7,695,643,291.44	£10,468,912,806.32	42.36626%	57.63374%
August 2003	£17,473,218,240.14	£7,695,643,291.44	£9,777,574,948.70	44.04251%	55.95749%

Principal Ledger

Month	Principal Received	Further Advances	Sub Total
June 2003	£426,098,426.92	£197,798,604.19	£623,897,031.11
July 2003	£484,401,289.26	£205,716,870.32	£690,118,159.58
August 2003	£423,752,738.50	£222,959,946.85	£646,712,685.35
	£1,334,252,454.68	£626,475,421.36	£1,960,727,876.04

Principal Distribution

Month	Funding	Seller
June 2003	£—	£623,897,031.11
July 2003	£—	£690,118,159.58
August 2003	£—	£646,712,685.35
	£—	£1,960,727,876.04

Revenue Ledger

Month	Revenue Received	GIC Interest	Authorised Investment Income	Sub Total
June 2003	£74,521,033.17	£1,468,851.74	£—	£75,989,884.91
July 2003	£74,948,485.26	£1,488,368.92	£—	£76,436,854.18
August 2003	£68,148,751.05	£1,299,682.89	£—	£69,448,433.94
	£217,618,269.48	£4,256,903.55	£—	£221,875,173.03

Paid to

Month	Mortgage Trustee	Administrator	Available Revenue
June 2003	£135.26	£757,842.48	£75,231,907.17
July 2003	£—	£783,103.90	£75,653,750.28
August 2003	£213.93	£783,103.90	£68,665,116.11
	£349.19	£2,324,050.27	£219,550,773.57

Revenue Distribution

Month	Funding	Seller
June 2003	£34,119,675.56	£41,112,231.61
July 2003	£32,141,579.68	£43,512,170.60
August 2003	£30,330,469.31	£38,334,646.80
	£96,591,724.55	£122,959,049.01

Losses Ledger

Month	Losses
Balance b/fwd	£—

June 2003	£—
July 2003	£—
August 2003	£—

Closing Balance	£—

Losses Distribution

Month	Funding	Seller	Reconciliation
June 2003	£—	£—	£—
July 2003	£—	£—	£—
August 2003	£—	£—	£—
	£—	£—	£—

CPR Analysis

Month	1 Month CPR	3 Month CPR	12 Month CPR
June 2003	3.67%	3.82%	4.10%
July 2003	3.80%	3.72%	4.02%
August 2003	3.70%	3.72%	3.97%

Regional Analysis

Halifax Mapped Region	Number	Value	% of Total
London & South East	64,082	£4,874,201,550.08	29.37%
Midlands & East Anglia	75,142	£3,970,144,415.44	23.93%
North	66,362	£2,589,816,565.51	15.61%
North West	55,341	£2,387,053,624.39	14.39%
South Wales & West	50,315	£2,660,440,535.42	16.03%
Unknown	1,759	£112,058,901.95	0.68%
Totals	313,001	£16,593,715,592.80	100.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

PERMANENT FINANCING (NO. 2) PLC
(Registrant)

Date 4th September 2003	/s/ David Balai

By: David Balai
Title: Director

PERMANENT FUNDING (NO. 1) LIMITED
(Registrant)

Date 4th September 2003	/s/ David Balai

By: David Balai
Title: Director

PERMANENT MORTGAGES TRUSTEE LIMITED
(Registrant)

Date 4th September 2003	/s/ David Balai

By: David Balai
Title: Director